Exhibit 12.1
Statement Regarding Compution of Ratios

	Eleven
	Months Ended	Year ended	Year ended	Year ended	Year Ended
	August 31,	August 31,	August 31,	August 31,	August 31,
	2003	2004	2005	2006	2007
Fixed charges
Interest expensed	12,456	41,190	93,017	113,857	175,563
Capitalized interest	—	926	191	12,606	22,979
Loss on extinquishment of debt	—	—	9,550	—	—
Implicit interest in rent expense	39	133	946	1,929	3,562

	12,495	42,249	103,704	128,392	202,104

Estimated interest element of rentals
Rent expense	881	4,283	8,830	18,004	33,247
Weighted average interest rate (working cap/acquisition)	4.61%	3.20%	12.00%	12.00%	12.00%
	842	4,150	7,884	16,075	29,685

Interest element	39	133	946	1,929	3,562

Earnings:
Income from continuing operations before minority interests and income taxes	45,063	97,765	209,409	544,006	690,939
Less: equity in earnings (losses) of affiliates	1,426	363	(376)	(479)	5,161

	43,637	97,402	209,785	544,485	685,778

Add:
Fixed charges	12,495	42,249	103,704	128,392	202,104
Amortization of capitalized interest	—	1	15	17	149
Distributed income of equity investees	1,000	27	—	—	—
Less:
Interest capitalized	—	(926)	(191)	(12,606)	(22,979)

Income available for fixed charges	57,132	138,753	313,313	660,288	865,052

Ratio of earnings to fixed charges	4.57	3.28	3.02	5.14	4.28